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                                                                     EXHIBIT 2.9
                            ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made the 30th day of June, 2000

AMONG:

                  SEAFOOD SELECTIONS INC., a corporation incorporated under the laws of the Province of Ontario

                  (the "Purchaser")

- and -

                  PRIME FOODS PROCESSING INC., a corporation incorporated under the laws of the Province of Ontario

                  (the "Vendor")

- and -

                  INTERNATIONAL MENU SOLUTIONS INC., a corporation incorporated under the laws of the Province of Ontario

                  ("IMSI")

- and -

                  THE RHYN COMPANY INC. and GOURMET SENSATIONS INC.

WHEREAS the Vendor and IMSI wish to sell certain assets and the Purchaser wishes to purchase those assets on and subject to the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.01 Definitions. In this Agreement, the following terms and expressions have the following meanings:


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      (a)   "Agreement" means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time, and the expressions "hereof', "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this agreement and, unless otherwise indicated, references to Articles and sections are to Articles and sections in this agreement, references to Schedules are to schedules attached to this agreement;

      (b)   "Assumed Liabilities" - [Intentionally deleted]

      (c) "Business" means the business of processing and distribution of seafood products carried on by the Vendor under the name "Seafood Selections";

      (d) "Charge" means any security interest, lien, charge, pledge, encumbrance, mortgage, adverse claim or title retention agreement of any nature or kind;

      (e) "Closing" means the completion of the sale and purchase of the Purchased Assets pursuant to this Agreement at the Time of Closing;

      (f) "Closing Date" means June 30, 2000 or such earlier or later date as may be agreed upon in writing by the parties;

      (g)   "Contracts" has the meaning given to that term in paragraph 2.01(a);

      (h) "generally accepted accounting principles" means the accepted accounting principles approved from time to time by the Canadian Institute of Chartered Accountants or any successor institute applicable as at the date on which any calculation or determination is required to be made;

      (i) "GST Legislation" means Part IX of the Excise Tax Act (Canada), as amended, supplemented or replaced from time to time;

      (j) "Intellectual Property" means all right and interest of IMSI in and to all trade marks, trade mark registrations, applications for trademark registrations, trade names, brand names and other intellectual property relating solely to the Business;

      (k) "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

      (l)   "Purchase Price" has the meaning given to that term in section 2.03;

      (m)  "Purchased Assets" has the meaning given to that term in section
            2.01;


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      (n)   "Recipes" means recipes and product formulations used by the Vendor in the Business and listed in Schedule A hereto;

      (o) "Time of Closing" means 10:00 a.m., Toronto time, on the Closing Date or such other time on the Closing Date as may be agreed upon in writing by the parties.

      (p) "Schedules". The following schedules attached to this Agreement shall, for purposes hereof, form part of this Agreement:

                Schedule A          -     Recipes
                Schedule B          -     Existing "Seafood Selections" Products
                Schedule C          -     Inventory
                Schedule D          -     Litigation
                Schedule E          -     [intentionally deleted]

1.02 Headings, Table of Contents, Gender and Number. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof. In this Agreement, unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.03 Currency. Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency.

1.04 Acknowledgement. Each party hereto acknowledges that it and its legal counsel have reviewed and participated in the negotiation and settlement of the terms of this Agreement.

                                    ARTICLE 2
                                PURCHASE AND SALE

2.01 Purchase and Sale of Assets. Subject to the terms of this Agreement, at the Closing the Vendor shall sell and the Purchaser shall purchase the following property, assets and rights used by the Vendor in carrying on the Business (the "Purchased Assets"):

      (a) all right, title and interest of the Vendor in all contracts and agreements to fill orders or sell product which have been entered into by the Vendor in the ordinary course of the Business, consistent with past practice (collectively, the "Contracts") (to the extent that the Contracts are assignable or transferable and subject to the obtaining of any necessary consents to such assignment or transfer); and

      (b) the goodwill of the Business together with the exclusive right of the Purchaser to represent itself as carrying on the Business as a successor to the Vendor.


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2.02  Excluded Assets. The Purchased Assets do not include any other assets or rights of the Vendor or IMSI other than as set out in this Agreement.

2.03 Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate price (the "Purchase Price") to be paid by the Purchaser to the Vendor for the Purchased Assets shall be Nine Hundred Thirty-Five Thousand, Five Hundred Ninety-Five Dollars ($935,595.00) (the "Purchase Price"). The Purchase Price will be satisfied by the payments referred to in section 2.04.

2.04 Payment of Purchase Price. The parties agree that the Purchase Price shall be paid over time as hereinafter provided. The Purchase Price shall be paid in monthly payments which are the aggregate of:

      (a) three percent (3%) of the net paid invoice amount of product sales of existing "Seafood Selections" labeled products (as listed in Schedule B to this Agreement);

      (b) two percent (2%) of the net paid invoice amount of product sales of existing "Seafood Selections" products (as listed in Schedule B to this Agreement) which are private-labeled by the Purchaser; and

      (c) one percent (1%) of the net paid invoice amount of "Seafood Selections" labeled product sales of new products developed by the Purchaser;

      sold by the Purchaser to third parties during the relevant month; provided that:

      (d) if, on the first anniversary date of the Closing Date, the monthly payments referred to above for the previous (ie. the first) one year period are less than $50,000.00 in the aggregate, then the Purchaser shall pay to the Vendor, within ten days of such anniversary date, the balance of the $50,000.00 (the intention being that the Purchaser shall pay at least $50,000.00 in the first year after the Closing Date towards the Purchase Price);

      (e) if, on the second anniversary date of the Closing Date, the monthly payments referred to above for the previous (ie. the second) one year period are less than $100,000.00 in the aggregate, then the Purchaser shall pay to the Vendor, within ten days of such anniversary date, the balance of the $100,000.00 (the intention being that the Purchaser shall pay at least $100,000.00 in the second year after the Closing Date towards the Purchase Price);

      (f) if, on the third anniversary date of the Closing Date, the monthly payments referred to above for the previous (ie. the third) one year period are less than $150,000.00 in the aggregate, then the Purchaser shall pay to the Vendor, within ten days of such anniversary date, the balance of the $150,000.00 (the intention being that the Purchaser shall pay at least $150,000.00 in the third year after the Closing Date towards the Purchase Price).


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2.05  Payment of Balance of Purchase Price. Any part of the Purchase Price which remains unpaid on June 30, 2004 shall be paid at such time. Provided that the Purchaser shall have the right at any time, on at least 15 days notice to the Vendor but without penalty or bonus, to pay the balance of the Purchase Price.

2.06 Transfer of Recipes and Intellectual Property. Upon payment in full of the Purchase Price (whether paid prior to June 30, 2004 or not), the Recipes shall be transferred by the Vendor to the Purchaser outright and all Intellectual Property shall be transferred by IMSI to the Purchaser, without further consideration.

2.07 Payment of License Fee. During the two year period after payment in full of the Purchase Price (whether paid prior to June 30, 2004 or not), the Purchaser shall pay to the Vendor the following amounts in monthly instalments:

            (a) Two percent (2%) of the net paid invoice amount of product sales of existing "Seafood Selections" labeled products (as listed in Schedule B to this Agreement);

      (b) One percent (1%) of the net paid invoice amount of product sales of existing "Seafood Selections" products (as listed in Schedule B to this Agreement) which are private-labeled by the Purchaser.

2.08 Purchase of Inventory. The Purchaser shall purchase from the Vendor on an "as required" basis the seafood inventory owned by the Vendor at the close of business on the day before the Closing Date, such inventory being more particularly described in the attached Schedule C (herein called the "Inventory"). The Inventory shall be valued by the Purchaser and the Vendor acting reasonably and in good faith at the close of business on the day before the Closing Date with the amount to be paid by the Purchaser to be the price therefore paid by the Vendor. The parties further agree that:

      (a) The parties will note the condition of the Inventory as at the time of their inspection on the day before the Closing Date and will "red-flag" any spoiled or unusable Inventory. The Inventory shall remain at the Vendor's risk until it is removed or set aside for use by the Purchaser. The Purchaser shall inspect the Inventory before it is removed or set aside for its use and the Purchaser will inform the Vendor immediately if any Inventory is found to be unusable, damaged or spoiled.

      (b) If the Purchaser shall not have purchased all of the Inventory (after making adjustments for spoiled or unusable inventory) from the Vendor by February 28,


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            2001, then on February 28, 2001 the Purchaser shall purchase the balance of the Inventory;

      (c) Title and ownership of the Inventory shall remain in the Vendor and shall only pass to the Purchaser as and when the Purchaser requires such Inventory for its production of products;

      (d) The Purchaser shall not purchase or otherwise acquire directly or indirectly any product or inventory of the type or similar to the Inventory so long as there is a quantity of similar product in the Inventory;

      (e) The value of the Inventory from time to time which has not been purchased, and the value of the Inventory which has been purchased but has not been paid for by the Purchaser, shall bear interest at the rate of Prime plus one percent per annum, calculated monthly (the term "Prime" means the base commercial lending rate used from time to time by the Bank of Nova Scotia set on a quarterly basis on the first day of each calendar quarter during the period until the Purchase Price is fully paid).

      (f) The Purchaser shall have the shorter of: 1/ 60 days, or 2/ until February 28, 2001, to pay for such part of the Inventory as is put into production, or purchased for resale by the Purchaser, from the date that the Inventory is so put into production or purchased for resale. The Purchaser will issue purchase orders for Inventory, as required by it, and the Vendor shall release same and invoice the Purchaser therefore but subject to a credit limit of two hundred fifty thousand dollars ($250,000.00), as the same may be increased from time to time on mutual agreement.

      (g) The Vendor will pay all its outstanding trade payables within 30 days of the Closing Date.

2.09 Transfer Taxes. The Purchaser shall be liable for and shall pay all federal and provincial sales taxes (including any retail sales taxes) and all other taxes, duties, fees or other like charges of any jurisdiction properly payable in connection with the transfer of the Purchased Assets by the Vendor and IMSI to the Purchaser.

2.10 GST Legislation. The parties agree to elect that no tax be payable pursuant to the GST Legislation with respect to the sale pursuant to this Agreement. The Purchaser will file an election pursuant to the GST Legislation, made jointly by the parties, in compliance with the requirements of the GST Legislation.


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                                    ARTICLE 3
                           LIABILITIES AND OBLIGATIONS

3.01 Assumption by the Purchaser. The Purchaser agrees to assume, discharge and perform, from and after the Closing Date, all obligations and liabilities of the Vendor under:

      (a)   any outstanding customer purchase orders;

      (b) any agreements entered into by the Vendor prior to Closing in the ordinary course of the Business for the sale of inventories by the Vendor.

3.02 Product Liability and Warranty Obligations. The Purchaser shall not be responsible for any product liability, product warranty or other claim or obligation respecting product shipped prior to the Time of Closing unless shipped from a non-IMSI inspected facility. The Purchaser shall reimburse the Vendor forthwith following demand for all expenses incurred by the Vendor in connection with any claim or obligation which is the Purchaser's responsibility hereunder.

                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

4.01 By the Vendor. The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying upon the following representations and warranties in connection with its purchase of the Purchased Assets:

      (a) Organization. Each of the Vendor and IMSI is incorporated and validly existing under the laws of the Province of Ontario and has the corporate power and capacity to own its property, to carry on the Business as now being conducted by it, to enter into this Agreement and to perform its obligations hereunder.

      (b) Authorization and Execution. This Agreement and each of the agreements, contracts and instruments required by this Agreement to be delivered by the Vendor and IMSI at the Closing has been duly authorized, executed and delivered by the Vendor and IMSI and is a legal, valid and binding obligation of the Vendor and IMSI, enforceable against them by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) Litigation. Except as set out in Schedule D, there are no actions, suits or proceedings (whether or not purportedly on behalf of the Vendor or IMSI) in progress, pending or, to the best of the knowledge of the Vendor or IMSI, threatened against or affecting, the Vendor or IMSI in respect of the Business or


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            the Purchased Assets at law or in equity, or before or by any federal, provincial, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, or by or before an arbitrator or arbitration board.

      (d)   Employee Matters. [Intentionally Deleted]

      (e) Residency. Neither the Vendor nor IMSI is a non-resident of Canada for purposes of the Income Tax Act (Canada).

4.02 By the Purchaser. The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations and warranties in connection with its sale of the Purchased Assets:

      (a) Organization. The Purchaser is incorporated and validly existing under the laws of Ontario and has the corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.

      (b) Authorization and Execution. This Agreement and each of the agreements, contracts and instruments required by this Agreement to be delivered by the Purchaser at the Closing has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by the Vendor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

      (c) Investment Canada Act. The Purchaser is a Canadian for the purposes of the Investment Canada Act.

4.03 Survival of Representations and Warranties. To the extent that they have not been fully performed at or prior to the Time of Closing, the covenants, representations and warranties contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the Closing.

                                    ARTICLE 5
                            EMPLOYEES OF THE BUSINESS

5.01  Purchaser to Offer Employment. [Intentionally Deleted]


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                                    ARTICLE 6
                                    COVENANTS

6.01 Intellectual Property. IMSI hereby grants to the Purchaser the exclusive (other than as contemplated in this Agreement), non-assignable right and license to use the Intellectual Property in accordance with the terms of this Agreement until the earlier of such time as the Intellectual Property is transferred to the Purchaser pursuant to the provisions of section 2.06 hereof or until there has been a termination of such right and license for breach by the Purchaser which breach is not cured or resolved within 30 days of notice thereof is given to the Purchaser. The Purchaser shall use the Intellectual Property only in association with the products contemplated by this Agreement and with no other goods or services. The Purchaser shall do nothing, whether before or after any termination of its right and license, which is inconsistent with the validity of the Intellectual Property or inconsistent with IMSI's ownership or rights thereto. Where IMSI has a right to terminate such right or license and does not exercise the same, such forbearance shall not be deemed to be a waiver of its right to terminate upon any subsequent or future event by which it has the right to terminate same. Upon any such termination for any reason whatsoever, the Purchaser shall immediately cease any and all use of the Intellectual Property.

6.02 Reporting. On or before the fifteenth (15th) day following the end of each calendar month, commencing with the month following the Closing Date, and thereafter until the Purchase Price has been paid in full pursuant to the terms of this Agreement, the Purchaser shall provide to the Vendor a report, in a mutually agreeable form, of the sales by the Purchaser during the applicable calendar month. Each such monthly report shall be certified by a responsible officer of the Purchaser and shall be delivered to the Vendor by fax, electronic data transmission or such other means as the Vendor shall determine from time to time, acting reasonably. The Purchaser shall keep adequate and complete records until the Purchase Price has been paid in full of all transactions which relate to this Agreement.

6.04 Audit Rights. Upon ten (10) days notice in writing to the Purchaser and during normal business hours at the Purchaser's principal place of business, the Vendor, from time to time, alone or together with any Person designated by it as an accredited person, including accountants, management consultants or others, at its own expense, may: (a) inspect the books and records of the Purchaser containing in whole or in part records or information concerning transactions described in or contemplated by this agreement; (b) discuss with the officers, employees, public accountants or other knowledgeable representatives of the Purchaser the said books and records and any transaction recorded therein or any transaction that, in the Vendor's view, should have been recorded therein; and (c) cause an audit or other external review of the books and records of the Purchaser to independently access the correctness of any report referred to in section 6.02 above and the payments set forth in section
      2.04 hereof. The Vendor shall have no duty to make any inspection, enter into any discussion, or cause any audit or external review, and shall not incur any liability nor any obligation nor lose any rights for not making same. The


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      carrying out by the Vendor of any inspection, discussion, audit or external review shall not constitute a waiver of or in other way diminish any of the Vendor's rights hereunder. The Vendor shall also have the right, until the Recipes and Intellectual Property are transferred as contemplated in section 2.06 hereof, to inspect the Purchaser's food processing facilities to ensure that the quality of the product being produced by the Purchaser is at least equivalent to that produced by the Vendor as at the date hereof, such inspection to be carried out by a properly qualified quality-analysis individual.

6.05 Errors. In the event that an audit undertaken by the Vendor indicates that any payment or payments made by the Purchaser to the Vendor is in error, then the appropriate adjustment shall be made. Any amount that is found to be due and owing by the Purchaser to the Vendor, which is not disputed by the Purchaser shall be paid immediately and any amount that is found to be an overpayment by the Purchaser to the Vendor shall be a credit with respect to subsequent payments to be made by the Purchaser to the Vendor.

6.06 Co-operation. The parties shall cooperate fully in good faith with each other and their respective legal advisers, accountants and other representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement.

6.07 Use of Word "Selections". After the date hereof and unless and until there is a default by the Purchaser, IMSI grants to the Purchaser the right to use the name "Selections" in its name. In the event that the Purchaser is in default in the performance of any of its covenants and agreements herein contained, IMSI shall have the right to terminate the Purchaser's right to use the name "Selections" in the event that such default is not cured within seven days of receipt of written notice given by IMSI to the Purchaser. In the event of any such termination, the Purchaser covenants and agrees to change its name to a name that does not include the word "Selections". The Purchaser shall not under any circumstances use the name "Selections" other than in connection with the word "seafood". The Purchaser acknowledges that IMSI uses the name "Selections" for a number of product lines and accordingly the use of the name "Selections" other than with "seafood" could cause material damages to IMSI and accordingly the Purchaser consents to IMSI obtaining an injunction or restraining order in such circumstances. The Purchaser shall not without the prior written consent of IMSI make any use, in advertising or elsewhere, of IMSI's name, the name of any of its affiliates or any of its trade marks. The Purchaser shall not develop a name for the sale of seafood products similar to "Seafood Selections".

6.08 Other Names. The Purchaser will have the right to develop and market its own seafood products and brands under names which are not confusingly similar to the names and brands included in the Intellectual Property.

6.09 Space at IMSI. The Purchaser shall occupy the same space at the premises of IMSI at 350 Creditstone, Concord, Ontario as is currently occupied by the Vendor for such period as IMSI may permit, provided that in the event that IMSI wishes the Purchaser to vacate, IMSI shall give to the Purchaser not less than sixty (60) days written notice and provided


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      that the Vendor may vacate at any time after 18 months from the Closing
      Date upon at least 60 days notice to the Vendor.

6.10 Termination of Consulting Agreements. Contemporaneous with the Closing, the two consulting agreements namely, the agreement made as of the 3O~ day of June, 1998 between IMSI and The Rhyn Company Inc., and the agreement made as of the 1st day of January, 1999 between IMSI and Gourmet Sensation Inc. are terminated without further obligation by either party thereto to the other in each of such agreements, provided that IMSI shall be obligated to make any and all payments thereunder, including but not limited to salaries and commissions, up to and including the Date of Closing.

6.11 Assistance in Collecting Accounts Receivable. The Purchaser shall assist the Vendor in the collection of any accounts receivable owing by customers of the Vendor relating to the Business and accruing before Closing. Such assistance shall extend to providing administrative support. Monies collected by the Purchaser from customers shall be applied to their oldest accounts first and, where necessary, the Purchaser shall endorse such payments over to the Vendor.

6.12 Purchaser to Update Schedules. Until such time as the Recipes and Intellectual Property are transferred to the Purchaser as contemplated in section 2.06 hereof, the Purchaser shall provide to the Vendor on the first day of each quarter updates of all information contained in Schedules A and B hereof.

                                    ARTICLE 7
                                   CONDITIONS

7.01 Conditions for the Benefit of the Purchaser. The obligation of the Purchaser to complete the purchase of the Purchased Assets pursuant to this Agreement is subject to the satisfaction of, or compliance with, at or prior to the Time of Closing, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of the Purchaser):

      (a) Representations, Warranties and Covenants. The representations and warranties of the Vendor made in or pursuant to this Agreement shall be true and correct at the Time of Closing; the covenants contained in this Agreement to be performed by the Vendor and IMSI at or prior to the Time of Closing shall have been performed; the Vendor and IMSI shall not be in breach of any agreement on their part contained in this Agreement.

      (b) Closing Documents. All documents relating to the authorization and completion of the transaction contemplated by this Agreement and all actions and proceedings taken at or prior to the Time of Closing in connection with the performance by each of the Vendor and IMSI of its obligations under this Agreement shall be


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            satisfactory to the Purchaser and the Purchaser shall have received copies of all such documents and evidence that all such actions and proceedings have been taken as it may reasonably request, all in form and substance satisfactory to the Purchaser.

7.02 Conditions for the Benefit of the Vendor. The obligation of the Vendor and IMSI to complete the sale of the Purchased Assets hereunder is subject to the satisfaction of, or compliance with, at or prior to the Time of Closing, each of the following conditions (each of which is acknowledged to be for the exclusive benefit of the Vendor):

      (a) Representations, Warranties and Covenants. The representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct at the Time of Closing with the same force and effect as if made at and as of the Time of Closing; the covenants contained in this Agreement to be performed by the Purchaser at or prior to the Time of Closing shall have been performed; the Purchaser shall not be in breach of any agreement on its part contained in this Agreement.

      (b) Closing Documents. All documents relating to the authorization and completion of the transaction contemplated by this Agreement and all actions and proceedings taken at or prior to the Time of Closing in connection with the performance by the Purchaser of its obligations under this Agreement shall be satisfactory to the Vendor and IMSI and the Vendor and IMSI shall have received copies of all such documents and evidence that all such actions and proceedings have been taken as it may reasonably request, in form and substance satisfactory to the Vendor and IMSI.

                                    ARTICLE 8
                                     CLOSING

8.01 Place and Time of Closing. The Closing shall take place at the Time of Closing at the offices of the Vendor's counsel, 675 Riverbend Drive, Kitchener, Ontario.

8.02 Deliveries at Closing. At the Closing, upon fulfillment of all the conditions which have not been waived in writing by the Purchaser or the Vendor or IMSI, as the case may be, the Vendor and IMSI shall deliver to the Purchaser all deeds, documents of title, conveyances, bills of sale, transfers, assignments, indentures, instruments and consents an any other documents necessary or desirable to effect the assignment, transfer and sale of the Purchased Assets to the Purchaser and such other documents as are required or contemplated to be delivered by the Vendor and IMSI pursuant to this Agreement, provided that the Vendor and IMSI shall not be obligated to comply with the Bulk Sales Act (Ontario) in connection with the sale and purchase of the Purchased Assets. The Vendor and IMSI shall deliver actual possession of the Purchased Assets (to the extent applicable) to the Purchaser at the Time of Closing. At the Time of Closing, the Purchaser shall deliver such documents as are required or contemplated to be delivered by the Purchaser pursuant to this Agreement.

                                    ARTICLE 9
                                     GENERAL

9.01 Confidentiality. If the transaction contemplated by this Agreement is not completed, the Purchaser shall not, except as contemplated below, directly or indirectly use for its own purposes or communicate to any other Person any confidential information or data relating to the Vendor or IMSI or to the Business which becomes known to the Purchaser, its accountants, legal advisers or representatives as a result of the Vendor or IMSI making the same available in connection with the transaction contemplated hereby. The foregoing shall not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information or data in connection with the transactions contemplated in this Agreement.

9.02 Public Notices. No press release or other announcement concerning the transaction contemplated by this Agreement shall be made by the Vendor or by the Purchaser without the prior written consent of the other (such consent not to be unreasonably withheld) provided, however, that any party may, without consent of the others, make such disclosure if it is required by any stock exchange on which any of the securities of such party or any of its Affiliates are listed or by any securities commission or other similar regulatory authority having jurisdiction over such party or any of its Affiliates, and if disclosure is required, the party making the disclosure shall use reasonable efforts to give prior oral or written notice to the other, and if prior notice is not possible, to give notice immediately following the making of such disclosure.

9.03 Expenses. Each of the parties shall be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the transaction contemplated hereby.

9.04 Enurement and Assignment. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

9.05 Invalidity of Provisions. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof

9.06 Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party hereto or its directors, officers, employees or agents, to any other party hereto or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

9.07 Waiver, Amendment. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

9.08  Time of Essence. Time shall be of the essence of this Agreement.

9.09  Notices.

      (a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

                      if to the Purchaser:

                             c/o 468 Elizabeth Street
                             Burlington, Ontario
                             L7R 2M2

                      if to the Vendor:

                             350 Creditstone Road
                             Concord, Ontario L4K 3X2

                      if to IMSI:

                             350 Creditstone Road
                             Concord, Ontario L4K 3X2
                             Attention: Michael Steele
                             Telecopier No.: (905) 760-9443

      (b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a day on which the post office is open (a "Business Day"), on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication.

      (c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 9.09.

9.10 Further Assurances. Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

9.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

                   [Balance of page intentionally left blank]

9.13 Facsimile. This Agreement may be transmitted by facsimile or other electronic transmission and the reproduction of signatures will be deemed to be original and legally binding.

      IN WITNESS WHEREOF the parties hereto have executed this agreement.

                                             SEAFOOD SELECTONS INC.

                                             By:________________________________
                                             Name:
                                             Title:

                                             By:________________________________
                                             Name:
                                             Title:


                                             PRIME FOODS PROCESSING INC.

                                             By:________________________________
                                                Michael A. Steele, President


                                             INTERNATIONAL MENU
                                             SOLUTIONS INC.

                                             By:________________________________
                                                Michael A. Steele, President


                                             THE RHYN COMPANY INC.

                                             By:________________________________
                                                Ian Hamilton, President


                                             GOURMET SENSATION INC.

                                             By:________________________________
                                                Joe Fuda, President


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